UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 4

Jaclyn, Inc.

(Name of the Issuer)

Jaclyn, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

469772107

(CUSIP Number of Class of Securities)

Robert Chestnov
President and Chief Executive Officer
Jaclyn, Inc.
197 West Spring Valley Avenue
Maywood, New Jersey 07607
(201) 909-6000

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
Statement)

Copy to:

William D. Freedman, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 704-6000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to
Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)
$3,127,517	$122.91

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 306,319 shares of common stock for $10.21 per share in cash in lieu of issuing fractional shares to holders of less than 250 shares of common stock after the proposed reverse/forward stock split.

(**) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $3,127,517 by .00003930.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40.40	Filing Party: Jaclyn, Inc.
Form or Registration No.: Schedule 13E-3	Date Filed: December 21, 2007

Amount Previously Paid: $82.51	Filing Party: Jaclyn, Inc.
Form or Registration No.: Schedule 13E-3	Date Filed: February 22, 2008

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

          This Amendment No. 4 (this “Amendment No. 4 ”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended through this Amendment No. 4 , this “Schedule 13E-3”) initially filed by Jaclyn, Inc., a Delaware corporation (the “Company”), on December 21, 2007. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the stock split transactions described below (the “Transaction”) .

          At a special meeting of stockholders held on May 7, 2008, a majority of outstanding shares of Common Stock adopted and approved amendments to the Company’s certificate of incorporation to effect a reverse stock split of the Company’s issued and outstanding shares of Common Stock at a ratio of 1-for-250, followed immediately by a 250-for-1 forward stock split of the shares of Common Stock. The amendments were adopted and approved with (a) 1,859,700 shares of Common Stock voting in favor of the reverse stock split, 85,748 shares voting against the reverse stock split and 4,498 shares voting to abstain, and (b) 1,859,138 shares of Common Stock voting in favor of the forward stock split, 86,310 shares voting against the forward stock split and 4,498 shares voting to abstain. The Company filed certificates of amendment to its certificate of incorporation with the Secretary of State of Delaware to effect the Transaction on May 19, 2008. The reverse stock split became effective at 11:58 pm. EST on May 19, 2008 and the forward stock split became effective at 11:59 pm. EST on May 19, 2008. After the effectiveness of the Transaction, stockholders holding less than 250 shares of Common Stock immediately prior to the reverse stock split are entitled to a cash payment equal to $10.21 per whole share of Common Stock, without interest. Stockholders holding 250 or more shares of Common Stock immediately prior to the reverse stock split participated in the forward split and therefore continued to hold the same number of shares immediately after the Transaction as they did immediately before the Transaction.

           Based on the information available to the Company, the Transaction reduced the number of record holders of the Common Stock to fewer than 300. The Company filed a Form 15 with the Securities and Exchange Commission (the “SEC”) on May 20, 2008 to terminate registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, was suspended. On May 7, 2008, the Company filed a Form 25 with the Securities and Exchange Commission to voluntarily withdraw its common stock from listing on the American Stock Exchange (the “Exchange”) and to deregister its common stock under Section 12(b) of the Exchange Act. The Common Stock was delisted from the Exchange effective on May 19, 2008.

           On April 8, 2008, the Company filed a definitive proxy statement (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement

Item 1.	Summary Term Sheet

          The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name of the subject company is Jaclyn, Inc, a Delaware corporation. The Company’s principal executive offices are located at 197 West Spring Valley Avenue, Maywood, New Jersey 07607. The Company’s telephone number is (201) 909-6000.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $1.00 par value per share, of which 2,468,614 shares were outstanding as of April 1, 2008.

(c) Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Board of Directors
Abe Ginsburg
Allan Ginsburg
Robert Chestnov
Howard Ginsburg
Martin Brody
Richard Chestnov
Albert Safer
Norman Axelrod
Harold Schechter

Executive Officers
Allan Ginsburg — Chairman of the Board
Robert Chestnov — President and Chief Executive Officer
Howard Ginsburg — Vice Chairman of the Board
Abe Ginsburg — Chairman of the Executive Committee
Anthony Christon — Chief Financial Officer

The address of each director and executive officer of the Company is c/o Jaclyn, Inc., 197 West Spring Valley Avenue, Maywood, New Jersey 07607.

Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, certain family members, trusts and custodianships for the benefit of such individuals and family members, unrelated individuals, and the Company are parties to the Stockholders Agreement. On the date hereof 1,257,643 shares, or approximately 50.9%, of the issued and outstanding shares of the Common Stock, were held by the parties to the Stockholders Agreement. Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, as the stockholders committee under the Stockholders Agreement, may direct the vote of these shares. As a result, each of these individuals may be deemed a person controlling the Company for purposes of Instruction C to the Schedule 13E-3.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Directors and Executive Officers” is incorporated herein by reference.

          Neither the Company nor to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” “— Treatment of Beneficial Holders (stockholders holding shares in street name),” and “— Material Federal Income Tax Consequences;” and SPECIAL FACTORS — Effects of the Transaction,” “— Fairness of the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights;” and “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. Not Applicable.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Transaction at the Special Meeting;” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” “and “— Stockholder Approval” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effective Date” is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction,” and “— Special Committee and Board of Directors’ Protections for Continuing Stockholders;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Special Committee and Board of Directors’ Protections for Continuing Stockholders,” “— Background of the Transaction,” “— Effects of the Transaction,” “— American Stock Exchange Listing; Pink Sheets Listing,” “— Fairness of the Transaction,” and “— Conduct of the Company’s Business After the Transaction” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction” and “— Background of the Transaction” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Alternatives to the Transaction” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Special Committee and Board of Directors’ Protections for Continuing Stockholders,” and “— Material Federal Income Tax Consequences;” and “SPECIAL FACTORS — Purpose and Reasons for the Transaction,” “— Special Committee and Board of Directors’ Protections for Continuing Stockholders,” “— Effects of the Transaction,” “— American Stock Exchange Listing; Pink Sheets Listing,” “— Conduct of the Company’s Business After the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Special Committee and Board of Directors’ Protections for Continuing Stockholders,” “— Special Committee and Board of Directors Recommendations of the Transaction,” “— Reservation of Rights,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Special Committee and Board of Directors’ Protections for Continuing Stockholders,” “— Background of the Transaction,” “— Alternatives to the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interest of Officers, Directors, and Certain Affiliates Persons,” and “— Vote Required for Approval of the Transaction at the Special Meeting;” and “SPECIAL FACTORS — Fairness of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.

(c) Availability of Documents. The full text of the fairness opinion of Houlihan Smith & Company, Inc. (“Houlihan”) dated November 28, 2007, is attached as Annex B to the Proxy Statement. Each of the fairness opinion of Houlihan and the Valuation Presentation of Houlihan dated November 20, 2007 is also available for inspection and copying at the Company’s principal executive offices, 197 West Spring Valley Avenue, Maywood, New Jersey 07607.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction,” and “— Source of Funds and Expenses” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Effects of the Transaction,” “—Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote required for Approval of the Transaction at the Special Meeting;” “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote required for Approval of the Transaction at the Special Meeting;” and “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

Item 13.	Financial Statements

(a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended June 30, 2007, and the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, which are included with the Proxy Statement. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” and “ — Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(b) Pro forma Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Pro Forma Financial Information” and “ — Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendation. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.

Item 15.	Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(i) Notice of Meeting and Definitive Proxy Statement of the Company (incorporated herein by reference to the Proxy Statement filed with the Securities and Exchange Commission on April 8, 2008).

(b)(i) Revolving Loan Agreement dated December 23, 2002 between the Company and TD Banknorth, N.A., successor to Hudson United Bank (“TD Banknorth”) (incorporated herein by reference to Exhibit 4(c) to the Company’s Annual Report on Form 10-K, File No. 1-5863, for the fiscal year ended June 30, 2003).

(b)(ii) First Amendment to Revolving Loan Agreement, Promissory Note and Other Loan Documents dated October 23, 2003 between the Company and TD Banknorth (incorporated herein by reference to Exhibit 4(d) to the Company’s Annual Report on Form 10-K, File No. 1-5863, for the fiscal year ended June 30, 2005).

(b)(iii) Second Amendment to Revolving Loan Agreement, Promissory Note and Other Loan Documents dated October 23, 2003 between the Company and TD Banknorth (incorporated herein by reference to Exhibit 4(a) to the Company’s Quarterly Report on Form 10-Q, File No. 1-5863, for the fiscal quarter ended March 31, 2005).

(b)(iv) Third Amendment to Revolving Loan Agreement, Promissory Note and Other Loan Documents dated September 22, 2006 between the Company and TD Banknorth (incorporated herein by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K, File No. 1-5863, dated September 26, 2006).

(b)(v) Fourth Amendment to Revolving Loan Agreement, Promissory Note and Other Loan Documents dated December 20, 2007 between the Company and TD Banknorth (incorporated herein by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K, File No. 1-5863, dated December 21, 2007).

(c)(i) Opinion of Houlihan Smith & Company, Inc. dated November 28, 2007 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(ii) Presentation dated November 20, 2007 of Houlihan Smith & Company, Inc. to the Special Committee to the Board of Directors of the Company (incorporated by reference to Exhibit (c)(ii) to the Company’s initial Schedule 13E-3, File No. 5-13465, dated December 21, 2007).

(d)(i) Second Amended and Restated Stockholders’ Agreement dated May 12, 2003 among the Company and the persons listed on Schedule A thereto (incorporated by reference to Exhibit (d)(i) to the Company’s initial Schedule 13E-3, File No. 5-13465, dated December 21, 2007).

(d)(ii) Consent and Joinder Agreement dated August 10, 2004 among the Company, Mark Nitzberg and the persons listed on Schedule A thereto (incorporated by reference to Exhibit (d)(ii) to the Company’s initial Schedule 13E-3, File No. 5-13465, dated December 21, 2007).

(d)(iii) Consent and Joinder Agreement dated June 6, 2006 among the Company, Bruce Cahill, John Halbreich, and the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K, File No. 1-5863, for the fiscal year ended June 30, 2006).

(f)	Not applicable

(g)	Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

JACLYN, INC.

By:	/s/ Anthony Christon

Anthony Christon
Vice President and Chief Financial Officer

Dated: May 20, 2008

Exhibit Index

Exhibit No.

(a)(i) Notice of Meeting and Definitive Proxy Statement of the Company (incorporated herein by reference to the Proxy Statement filed with the Securities and Exchange Commission on April 8, 2008).

(b)(i) Revolving Loan Agreement dated December 23, 2002 between the Company and TD Banknorth, N.A., successor to Hudson United Bank (“TD Banknorth”) (incorporated herein by reference to Exhibit 4(c) to the Company’s Annual Report on Form 10-K, File No. 1-5863, for the fiscal year ended June 30, 2003).

(b)(ii) First Amendment to Revolving Loan Agreement, Promissory Note and Other Loan Documents dated October 23, 2003 between the Company and TD Banknorth (incorporated herein by reference to Exhibit 4(d) to the Company’s Annual Report on Form 10-K, File No. 1-5863, for the fiscal year ended June 30, 2005).

(b)(iii) Second Amendment to Revolving Loan Agreement, Promissory Note and Other Loan Documents dated October 23, 2003 between the Company and TD Banknorth (incorporated herein by reference to Exhibit 4(a) to the Company’s Quarterly Report on Form 10-Q, File No. 1-5863, for the fiscal quarter ended March 31, 2005).

(b)(iv) Third Amendment to Revolving Loan Agreement, Promissory Note and Other Loan Documents dated September 22, 2006 between the Company and TD Banknorth (incorporated herein by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K, File No. 1-5863, dated September 26, 2006).

(b)(v) Fourth Amendment to Revolving Loan Agreement, Promissory Note and Other Loan Documents dated December 20, 2007 between the Company and TD Banknorth (incorporated herein by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K, File No. 1-5863, dated December 21, 2007).

(c)(i) Opinion of Houlihan Smith & Company, Inc. dated November 28, 2007 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(ii) Presentation dated November 20, 2007 of Houlihan Smith & Company, Inc. to the Special Committee to the Board of Directors of the Company (incorporated by reference to Exhibit (c)(ii) to the Company’s initial Schedule 13E-3, File No. 5-13465, dated December 21, 2007).

(d)(i) Second Amended and Restated Stockholders’ Agreement dated May 12, 2003 among the Company and the persons listed on Schedule A thereto (incorporated by reference to Exhibit (d)(i) to the Company’s initial Schedule 13E-3, File No. 5-13465, dated December 21, 2007).

(d)(ii) Consent and Joinder Agreement dated August 10, 2004 among the Company, Mark Nitzberg and the persons listed on Schedule A thereto (incorporated by reference to Exhibit (d)(ii) to the Company’s initial Schedule 13E-3, File No. 5-13465, dated December 21, 2007).

(d)(iii) Consent and Joinder Agreement dated June 6, 2006 among the Company, Bruce Cahill, John Halbreich, and the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K, File No. 1-5863, for the fiscal year ended June 30, 2006).